UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Brings Home Awards from Largest Prepress and Printing Industry Tradeshow in North America

Vancouver, BC, Canada (October 11, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) reports its successful participation in Graph Expo 2002, the prepress and printing industry's largest trade show in North America this year. The 10,400 sq. ft. Creo booth, one of the show's largest, beat out nearly 500 other exhibitors to win the 'Executive Outlook Best Booth of the Show' award.

'Must See' Products

Creo earned several 'Must See 'Ems' awards, granted each year to the most exciting new products at Graph Expo. 'Must See 'Ems' were awarded for Creo Synapse® Link software and the Veris™ proofing system. Synapse Link software provides increased visibility into prepress for printers, allowing them to achieve new levels of business efficiency and productivity.

The Veris proofer, the revolutionary new digital continuous-tone inkjet contract proofing solution, also netted a 'Hot Product' award from industry magazine Electronic Publishing. 'Hot Product' status was also granted to the new iQsmart™ professional flatbed scanners.

Award-winning Customers

Several Creo customers also won awards during Graph Expo. The Printing Industries of America (PIA) Premier Print Awards recognize excellence in design and quality printing. Creo customer Metropolitan Fine Printers Ltd. of Vancouver brought home seven-an unprecedented number-of the most prestigious awards in the graphic arts industry, distinguishing itself from more than 700 competitors representing 15 countries. Creo technology played a key role in the success of this printer.

Demonstrating Industry Leadership

While new prepress solutions and technology innovations were demonstrated to hundreds of customers, Creo also welcomed Adobe Systems Incorporated, Komori America Corporation, and Printcafe Software, Inc. to the Networked Graphic Production Partner Program. These industry leaders have collaborated with Creo to create integrated technologies and products that revolutionize the conventional print production process, increasing levels of connectivity, automation and collaboration for all involved.

Most Widely Exhibited Vendor

Nearly a dozen vendor booths at Graph Expo demonstrated Creo technology including computer-to-plate (CTP) systems, proofing, scanning, and print on-demand solutions. Creo Spire™ color servers were driving the Xerox® DocuColor and the DocuColor® iGen3 Digital Production Presses, and Creo digital offset printing components and Staccato® screening were printing live on the Komori Lithrone S40 press.

Enthusiastic customers signed dozens of deals for new systems and many visitors participated in educational presentations on color management, stochastic screening, and how to increase their potential for profit by implementing new Creo solutions.

Graph Expo is one of the dozens of trade shows Creo participates in around the world every year.

High-resolution images of the award-winning Creo booth and new products are available by emailing the media contacts below.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: October 11, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary